700 Anderson Hill Road     Purchase, New York 10577      www.pepsico.com

CYNTHIA A. NASTANSKI
SENIOR VICE PRESIDENT, CORPORATE LAW

AND DEPUTY CORPORATE SECRETARY

May 3, 2016

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           PepsiCo, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2015

Filed February 11, 2016

File No. 1-01183

Staff Comment Letter Dated April 22, 2016

Request for Extension

Dear Ms. Blye:

PepsiCo, Inc. hereby respectfully confirms that it plans to provide its response to the comments contained in your letter dated April 22, 2016 by May 20, 2016.  This will provide an additional 10 business days from the original due date of May 6, 2016.  Please do not hesitate to contact me at (914) 253-3271 if you have any questions.

Sincerely,

/s/ Cynthia A. Nastanski
Cynthia A. Nastanski

cc:                                John Reynolds, Assistant Director, Division of Corporation Finance

Daniel Leslie, Staff Attorney, Division of Corporation Finance